

Legion Partners Issues Letter to The Chefs' Warehouse, Inc. Shareholders Calling for Urgently Needed Board Change

Highlights Company's Chronic Operational and Share Price Underperformance and the Need for New Skill Sets in the Boardroom to Help Chef Reach its Full Potential

Nominates Four Highly Qualified, Independent Directors Who Would Bring Valuable Experience in Operations, Finance, Information Systems, Capital Allocation and Strategic Planning to the Board

LOS ANGELES – February 8, 2024 – Legion Partners Asset Management, LLC, together with its affiliates (collectively, "we" or "Legion Partners"), is a significant shareholder of The Chefs' Warehouse, Inc. ("Chef", or the "Company") (NasdaqGS: CHEF). Today, Legion Partners issued a public letter to the Company's shareholders announcing its nomination of four candidates to the Board of Directors (the "Board") in order to reverse the Company's chronic underperformance.

The full text of the letter follows:

February 8, 2024

Dear Fellow Shareholders,

Legion Partners Asset Management, LLC (together with its affiliates, "Legion Partners" or "we") is a significant shareholder of The Chefs' Warehouse, Inc. ("Chef", or the "Company") (NasdaqGS: CHEF), with economic exposure to approximately 3.3% of the Company's outstanding stock.

We have made multiple efforts over the last seven years to engage constructively with the Chef management team and Board of Directors (the "Board"). During this time, our goal has remained the same: to help the Company sustainably improve profitability and enhance strategic discipline regarding acquisitions, ultimately to help the Company reach its valuation potential for all shareholders. Unfortunately, whenever that pressure has abated, the Board has seemingly returned to its old ways – including by shunning highly qualified members we have previously recommended and making undisciplined acquisitions that lead to sub-par margin and profitability performance. We believe this lack of progress is a result of a stale Board that lacks the skills and independence required to significantly improve results, and instead has enabled a culture of complacency at the Company's highest levels.

Rather than seeking the expertise required to drive Chef's long-promised – but never achieved – margin potential, this Board has remained hampered by long-tenured directors with little relevant experience who seem to have one common trait: a friendship with the Pappas family. Despite having sold the bulk of their shares, the Pappas family continues to control the Company and the Board. With an average director tenure of more than nine years, and a history of underperformance, we believe that substantial shareholder-driven change in the boardroom is long overdue and necessary at the 2024 annual meeting of shareholders ("2024 Annual Meeting") for Chef to achieve its full potential. This is why we have nominated four highly qualified, independent candidates for election to the Board.

While we are concerned about Chef's past performance, we are very excited about its potential future. We believe Chef has attractive end markets in specialty food distribution and a leading market position serving premier independent restaurant customers in both the United States and Canada. Further, we believe that over the next few years, the right Board can finally drive the needed improvement at Chef. <u>We firmly believe that if our nominees are elected and the Board holds management accountable for improving margins and taking other strategic initiatives described below, Chef can significantly improve its share price to more than $85 over the next five years and produce adjusted EBITDA of more than $320 million in fiscal 2028 – all without squandering any further capital on questionable acquisitions</u>. We believe this price target and level of profitability is possible by achieving a 7% adjusted EBITDA margin (compared to 5.7% in 2023 – guidance midpoint), limiting additional acquisitions and implementing a prudent capital spending program. In arriving at our valuation, we assume Chef's adjusted EBITDA multiple expands from a current level of 10.0x to



12.5x, which would be warranted both as compared to historical adjusted EBITDA multiple levels and relative to peers which exhibit slower organic growth rates.

The Board Has Presided Over Long-Term Share Price Underperformance

In our view, the case for meaningful change is readily evident when analyzing Chef's perpetual underperformance – over several time periods – relative to its various peer groups, the Russell 2000 Index and the S&P 500 Index.

	Share Price Performance (TSR Include Dividends)		
	1 Year	3 Year	5 Year
CHEF	**(17%)**	**3%**	**(5%)**
Core Peers (1)	**15%**	**26%**	**54%**
Other Distribution Peers (2)	**9%**	**59%**	**128%**
Proxy Peers (3)	**(2%)**	**21%**	**69%**
ISS Peers (4)	**(0%)**	**18%**	**65%**
Russell 2000 Index	**1%**	**(9%)**	**39%**
S&P Composite 1500 Food Distributors	**4%**	**13%**	**33%**
CHEF Relative Performance:			
Core Peers (1)	**(33%)**	**(23%)**	**(58%)**
Other Distribution Peers (2)	**(27%)**	**(56%)**	**(132%)**
Proxy Peers (3)	**(15%)**	**(18%)**	**(73%)**
ISS Peers (4)	**(17%)**	**(15%)**	**(70%)**
Russell 2000 Index	**(18%)**	**12%**	**(43%)**
S&P Composite 1500 Food Distributors	**(22%)**	**(10%)**	**(38%)**

Source: Capital IQ (as of 2/7/2024).
(1) Core Peers: SYY, USFD, PFGC
(2) Other Distribution Peers: UNFI, SPTN, ARMK, LSE:CPG, WCC, MRC, DXPE, FAST, GWW, MSM, WSO, BECN, GMS, AIT, SITE, POOL, GPC
(3) Proxy Peers: FLWS, ANDE, AIT, BGS, BXC, CVGW, CALM, DXPE, STKL, GMS, HAIN, JJSF, JBSS, LANC, DNOW, POOL, SITE, USFD, PFGC, SYY, UNFI, SPTN
(4) ISS Peers: AIT, BGS, BXC, CVGW, CALM, DXPE, GMS, JJSF, JBSS, LANC, DNOW, HAIN, SITE, MRC, MSM, PSMT, THS, UTZ, FLWS, STKL, POOL, ANDE

The Board Has Failed to Hold Management Accountable

For a decade, Chef's management team has promised investors an adjusted EBITDA margin of 7%. However, we believe Chef has never achieved this goal due to an ill-conceived acquisition strategy that has led to multiple integration failures combined with a lack of focus on driving profitability. The Company has made numerous proclamations about hitting a 7% adjusted EBITDA margin goal:

Nov. 2023   *"I think the kind of 2-to-3-year and 5-to-6-year plan that we laid out, we reiterated on the Q2 call. I think that's still in play with a **target of mid-6s towards 7% [EBITDA margin] over the next 5 years.**" (CHEF CFO Jim Leddy 11/1/2023)*

Oct. 2022   *"I said we're going to be a **7% [EBITDA margin] or higher** company if we're growing slower. And the only thing that would, I think, deter us from achieving that type of margin*



*is that if we're buying more companies …....So if we continue to -- if we went on our track right now and did nothing, **I think that's an easy target**.*" (CHEF CEO Chris Pappas 10/26/2022)

March 2018   *"If you look at our 3- to 5-year model, what we've talked about, it's $2 billion of revenue and about a **7% adjusted EBITDA margin.**"* (CHEF CFO Jim Leddy 3/8/2018)

May 2016   *"We expect to achieve…an EBITDA margin of approximately **7% on a long-term basis**.*" (CHEF Former CFO John Austin 5/3/2016)

July 2015   *"…the **7% [EBITDA margin] right now is our first target** and I think it's very realistic"* (CHEF Former CFO John Austin 7/30/2015)

July 2014   *"We're looking at north of the **7% EBITDA**, that is our first goal."* (CHEF CEO Chris Pappas 7/31/2014)

These aspirations for improving the Company's adjusted EBITDA margin have translated into little actual progress, as noted below:

Year	Adj. EBITDA Margin (%)	Underperformance (bps)
2014	5.08%	(192 bps)
2015	6.17%	(83 bps)
2016	5.05%	(195 bps)
2017	5.06%	(194 bps)
2018	5.34%	(166 bps)
2019	5.59%	(141 bps)
2020	(3.86%)	(1086 bps)
2021	3.51%	(349 bps)
2022	6.04%	(96 bps)
2023E	5.63%	(137 bps)

Note: 2023E Adj. EBITDA Margin (%) represents mid-point of Chef's guidance.
Source: SEC Filings

We believe the incumbent directors have failed to effectively hold management accountable for achieving the target of an adjusted EBITDA margin of 7% and instead stood by and watched Chef's executives deploy almost $800 million of capital since 2014 into an acquisition program that we would best describe as haphazard.

<u>Our Nominees Have Extensive Experience in Operations, Finance, Information Systems, Capital Allocation and Strategic Planning – and Are Well-Positioned to Create Significant, Long-Term Shareholder Value</u>

Legion Partners spent significant time and energy recruiting a slate of director candidates who collectively have the experience and qualifications required to ignite a major improvement in the Board oversight of Chef. Our highly qualified, independent nominees will bring substantial and complementary skills in areas that include operations, finance, information systems, capital allocation, strategic planning and corporate governance.

Our accomplished nominees include:

- **Richard N. Peretz** – a senior strategic financial executive who served close to 40 years at UPS, including as CFO, and was responsible for several UPS transformation programs involving the



consolidation of operations in the US, the realignment of the finance function, and company-wide profitability and margin improvement.

- **Keith D. Rohland** – former Chief Information Officer at US Foods, who was responsible for implementing an industry-leading customer digital experience, best-in-class tools and data for improving sales and operations, and tested cybersecurity and business continuity plans.

- **Wendy M. Weinstein** – a restaurant group board director, restaurant and food service consultant focused on strategic planning and capital allocation, and formerly an independent restaurant owner as well as an experienced senior marketing executive at San Pellegrino and Pernod Ricard Wine and Spirits.

- **Christopher S. Kiper** – a capital markets expert with a proven investment track record in U.S. consumer-focused small-cap companies and possesses valuable board experience and corporate governance expertise.

Legion Partners believes that Chef has tremendous potential to thrive as a leader in specialty food distribution, however, we feel strongly that substantial change to the Board is required to put the Company on a path to value creation for all shareholders and stakeholders. We look forward to communicating with our fellow shareholders over the upcoming weeks.

Sincerely,

Chris Kiper   Ted White

***

LEGION PARTNERS' FOUR NOMINEES

Richard N. Peretz, age 62, is a senior strategic financial executive who served close to 40 years at UPS including as CFO, and was responsible for several UPS transformation programs involving the consolidation of operations in the U.S., the realignment of the finance function and company-wide profitability and margin improvement.
- Since May 2021, Mr. Peretz has served as Operating Partner at Playground Global PE, an early-stage investment firm that invests across deep tech and science, where he leads, mentors, and advises Venture Capital Startups in early stage through Series C funding rounds.
- From 2015 until he retired in February 2020, Mr. Peretz was the CFO of United Parcel Service, Inc. (NYSE: UPS).
- He also served as a member of the UPS Management Committee, setting strategies for long-term growth including the current capital structure realignment and transformation initiatives.
- Prior to that, Mr. Peretz served in several operational and corporate leadership positions at UPS since joining the company in 1981, including as Controller and Treasurer, along with leading the mergers and acquisitions group from 2007 to 2015 and serving as the International CFO from 2002-2007 while expanding operations in China and across Europe.
- Mr. Peretz was also a member of the team that managed UPS's initial public offering in 1999, at the time the largest in U.S. history.
- Mr. Peretz currently serves on the board of directors of Altus Power, Inc. (NYSE: AMPS) and Iris Acquisition Corp (NASDAQ: IRAA) and serves as chair of the audit committee for both companies.



- Mr. Peretz earned his Bachelor of Business Administration from the University of Texas at San Antonio and his Master in Business Administration from Emory University.

Keith D. Rohland, age 56, is the former Chief Information Officer at US Foods, responsible for implementing an industry-leading customer digital experience, best-in-class tools and data for improving sales and operations, and tested cybersecurity and business continuity plans.

- Mr. Rohland currently serves as an executive advisor on revenue growth, strategy, mergers and acquisitions, technology, cybersecurity and process improvement.
- Mr. Rohland served as Chief Information Officer at US Foods Holding Corp. (NYSE: USFD) from April 2011 to April 2021 and led the strategy development and implementation for the Information Technology function.
- Prior to joining US Foods, Mr. Rohland served in several leadership positions at Citigroup, Inc., an investment bank and financial services provider, from March 2007 to April 2011, including Managing Director of Risk and Program Management.
- Prior to joining Citigroup, Mr. Rohland held a number of leadership positions at Ford Motor Company (NYSE: F), an automaker, from July 1990 to March 2007, including serving as Chief Information Officer of Volvo Car Corporation (then owned by Ford) from November 2005 to March 2007.
- Mr. Rohland received a Bachelor of Science degree in Information and Decision Systems from Carnegie Mellon University in 1990 and a Master of Business Administration degree from the University of Detroit Mercy in 2001.

Wendy M. Weinstein, age 61, is a restaurant group board director, restaurant and food service consultant focused on strategic planning, capital allocation and budget development, and is formerly an independent restaurant owner as well as an experienced senior marketing executive at San Pellegrino and Pernod Ricard Wine and Spirits.

- Since 2000, Ms. Weinstein has advised hospitality and beverage clients and their boards of directors as their outsourced fractional CMO, and her areas of competency include strategic planning, branding, budget development and deployment, digital marketing and technology platforms implementation.
- Ms. Weinstein currently serves as an independent director at Newport Restaurant Group (NRG), an employee-owned hospitality group in New England with 20 restaurants, Relais & Chateaux hotel and events company. She has been a marketing consultant to NRG since 2018.
- From 2003 to October 2019, Ms. Weinstein co-owned and ran Plates, an award-winning restaurant in Larchmont, NY, and oversaw its successful sale in 2019.
- Since 2000, Ms. Weinstein has advised hospitality and beverage clients and their board of directors as their outsourced fractional Chief Marketing Officer, and her areas of competency include strategic planning, capital allocation, budget development and deployment, digital marketing and technology platforms implementation.
- From 1989 to 2000, she spent 10 years with the San Pellegrino Group (Italian mineral water company, now part of Nestlé) and was most recently the Global Director of Marketing, based in Milan, Italy. Prior to that, she directed the marketing activities for the North American Division.
- Prior to San Pellegrino, from 1984 to 1989, she began her career as a Marketing Manager at Pernod Ricard where she was responsible for building the Orangina and Diet Orangina soft drink brands in the U.S., Canada and France.
- Ms. Weinstein is a frequent speaker and guest lecturer for executives, marketing teams and culinary students
- Ms. Weinstein received a Bachelor of Arts degree in Economics and French from The University of Pennsylvania in 1984.

Christopher S. Kiper, age 53, is a capital markets expert with a proven investment track record in consumer-focused U.S. small-cap companies and possesses valuable public board experience and corporate governance expertise.



- Mr. Kiper has served as a Co-Founder, Managing Director and Chief Investment Officer of Legion Partners Asset Management, LLC ("Legion"), an investment fund focused on accumulating large ownership stakes in undervalued U.S. small-cap companies, since April 2012 and at Legion's predecessor entities from January 2010 to April 2012.
- Prior to co-founding Legion, Mr. Kiper served as Vice President at Shamrock Capital Advisors, the alternative investment vehicle of the Disney family, where he served as Portfolio Manager of the Shamrock Activist Value Fund, a concentrated, long-only, activist fund, from April 2007 until January 2010.
- Before that, Mr. Kiper founded and operated the Ridgestone Small Cap Value Fund, a small-cap targeted activist fund in association with the Ridgestone Corporation, an investment firm, from June 2000 to April 2007. From 1998 to 2000, Mr. Kiper served as the Director of Financial Planning at Global Crossing Ltd., a telecommunications company that provided computer networking services.
- Mr. Kiper began his career as an Auditor at Ernst & Young Global Limited, an international tax, consulting and advisory service, from 1994 to 1997.
- Mr. Kiper currently serves on the board of directors of Lifecore Biomedical, Inc. (NASDAQ: LFCR).
- Mr. Kiper received a B.S.B.A in Accounting from the University of Nebraska in 1993.

About Legion Partners

Legion Partners is an activist investment manager based in Los Angeles, CA, focused on U.S. small-cap companies. Legion Partners seeks to generate attractive long-term returns employing deep fundamental research, a concentrated portfolio and responsible, collaborative engagement as a catalyst for value creation. Founded in 2012, Legion Partners takes a value-driven approach to managing a high-conviction portfolio on behalf of sophisticated institutional and individual investors. Learn more at www.legionpartners.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Legion Partners Holdings, LLC, a Delaware limited liability company ("Legion Partners Holdings"), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2024 annual meeting of stockholders of The Chefs' Warehouse, Inc., a Delaware corporation (the "Company").

LEGION PARTNERS HOLDINGS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Legion Partners Holdings, Legion Partners, L.P. I, a Delaware limited partnership ("Legion Partners I"), Legion Partners, L.P. II, a Delaware limited partnership ("Legion Partners II"), Legion Partners, LLC, a Delaware limited liability company ("Legion Partners GP"), Legion Partners Asset Management, LLC, a Delaware limited liability company ("Legion Partners Asset Management"), Christopher S. Kiper, Raymond T. White, Richard N. Peretz, Keith D. Rohland and Wendy M. Weinstein.

As of the date hereof, Legion Partners I directly beneficially owns 1,068,503 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") and has economic exposure to an aggregate of 155,803 notional shares of Common Stock pursuant to certain cash-settled total return swap agreements. As of the date hereof, Legion Partners II directly beneficially owns 90,597 shares of Common Stock and has economic exposure to an aggregate of 13,211 notional shares of Common Stock pursuant to certain cash-settled total return swap agreements. As the general partner of each of Legion Partners I and Legion



Partners II, Legion Partners GP may be deemed to beneficially own the 1,159,100 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II. As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed to beneficially own the 1,159,100 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II. As of the date hereof, Legion Partners Holdings directly beneficially owns 100 shares of Common Stock and, as the sole member of each of Legion Partners Asset Management and Legion Partners GP, Legion Partners Holdings may also be deemed to beneficially own the 1,159,100 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II. As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, each of Messrs. Kiper and White may be deemed to beneficially own the 1,159,100 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II and 100 shares of Common Stock held of record by Legion Partners Holdings. As of the date hereof, neither Messrs. Peretz nor Rohland, nor Ms. Weinstein own any shares of Common Stock.

Media Contact:
Longacre Square Partners
Joe Germani / Dan Zacchei
CHEF@longacresquare.com